UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                        The Village Green Bookstore, Inc.
                                (Name of Issuer)



                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)



                                   927077206
                                 (CUSIP Number)



                              Mr. Mark D. Kalimian
                                950 Third Avenue
                     New York, New York 10022 (212)759-5000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)



                                January 12, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                               Page 1 of 6 Pages

                                  SCHEDULE 13D
CUSIP No. 927077206                                            Page 2 of 6 Pages

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Mr. Mark D. Kalimian


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       PF

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(a)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            129,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             129,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        129,000

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       3.4%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1.  Security and Issuer

         This statement constitutes Amendment No. 2 to the Schedule 13D ("Schedule 13D") of Mr. Mark D. Kalimian and relates to the common stock, par value $.001 per share ("Common Stock") of The Village Green Bookstore, Inc., a New York corporation (the "Company"). The Company's principal executive offices are located at 1357 Monroe Avenue, Rochester, New York 14618. This Amendment No. 2 amends the initial statement on Schedule 13D dated September 21, 1994 and Amendment No. 1 thereto dated January 13, 1995 (collectively, the "Initial Statement"). This Amendment No. 2 is being filed to report the disposition by Mr. Kalimian of certain shares of Common Stock of the Company. The Initial Statement was filed with the Commission in paper format. This Amendment No. 2 is the first electronic amendment thereto, and in accordance with Rule 13d-2(c) promulgated by the Commission, contains certain information previously disclosed on the Initial Statement. The information set forth in the Initial Statement is amended and restated as set forth herein.

Item 2.  Identity and Background

         This statement is filed on behalf of Mr. Mark D. Kalimian. The business address of Mr. Kalimian is 950 Third Avenue, New York, New York 10022. The occupation of Mr. Kalimian is real estate manager of Abington Holding ("Abington"), 950 Third Avenue, New York, New York 10022. Abington is an owner and manager of real property. Mr. Kalimian has not been convicted in any criminal proceeding during the past five years.

         During the past five years, Mr. Kalimian has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Kalimian is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration

         On September 12, 1994, Mr. Kalimian acquired 100,000 shares of Common Stock (the "Shares") and a Common Stock Purchase Warrant (the "Warrant") exercisable into an additional 100,000 shares of Common Stock (the "Warrant Shares") for an aggregate purchase price of $300,000. As of January 12, 1995, the Warrant Shares were deemed beneficially owned by Mr. Kalimian for purposes of Regulation 13d-3(d)(1) promulgated by the Commission. Mr. Kalimian paid for all of such securities with personal funds.



                                                               Page 3 of 6 Pages

Item 4.  Purpose of Transaction

         The purpose of the acquisition of the Shares and the Warrant and the disposition of the Shares by Mr. Kalimian is for investment. Mr. Kalimian may, from time to time, make additional sales or purchases of shares of Common Stock. Mr. Kalimian has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer

         According to the Company's Quarterly Report on Form 10-QSB for the quarterly period ended October 29, 1995, the Company had 3,741,255 shares of Common Stock outstanding as of October 29, 1995. On January 12, 1996, Mr. Kalimian sold 100,000 Shares at $1.75 per share in an open market transaction. As of the date hereof, Mr. Kalimian is the beneficial owner of 129,000 shares of Common Stock or approximately 3.4% of the outstanding Common Stock.

         Mr. Kalimian has sole voting and dispositive power with respect to all shares of Common Stock to which this statement relates. Other than as indicated above, Mr. Kalimian has not effected any transactions in shares of Common Stock in the past sixty days. No person other than the undersigned has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock. On January 12, 1996, the undersigned ceased to be a beneficial owner of more than five percent of the Company's Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The Company issued the Warrant to Mr. Kalimian simultaneously with the acquisition of the Shares by the undersigned. The Warrant is exercisable for a period of five years commencing March 12, 1995 at an exercise price originally established at $4.00 per share. Pursuant to a Letter Agreement dated July 20, 1995 between the Company and the undersigned, the Company reduced the exercise price of the Warrant from $4.00 to $2.25.

         In connection with the acquisition of the Shares and the Warrant, and pursuant to the Registration Rights Agreement dated September 12, 1994 between the Company and the undersigned (the "Registration Rights Agreement"), Mr. Kalimian received certain "demand" and "piggy-back" registration rights under the Securities Act of 1933, as amended. Mr. Kalimian's registration rights were effectuated by the Company pursuant to the Company's registration statement on Form S-3, declared effective by the Commission on


                                                               Page 4 of 6 Pages

March 15, 1995, covering the resale of the Shares and the Warrant Shares.

         The Registration Rights Agreement was modified by an Agreement dated January 10, 1995 between the Company and the undersigned pursuant to which the Company agreed to reserve a portion of the net proceeds of its public offering ("Public Offering") pursuant to a registration statement on Form SB-2, declared effective by the Commission on March 15, 1995, in order to reimburse Mr. Kalimian any amount by which the net proceeds of the entire 100,000 shares of Common Stock that are actually sold by Mr. Kalimian are less than $300,000.

         In connection with the Company's Public Offering, the undersigned entered into a Lock-up Agreement ("Lock-up Agreement") with H.J. Meyers & Co., Inc. (f/k/a Thomas James Associates, Inc.) pursuant to which the undersigned had agreed not to sell any of his shares of Common Stock during the periods specified therein. The Lock-up Agreement expired on December 15, 1995.


Item 7.  Material to Be Filed as Exhibits

Exhibit 1 Registration Rights Agreement dated September 12, 1994 between the Company and the undersigned [Previously Filed].

Exhibit 2 Agreement dated as of January 10, 1995 between the Company and the undersigned [Previously Filed].


                                                               Page 5 of 6 Pages

Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 15, 1996                                   /s/ Mark D. Kalimian
----------------                                   --------------------
         Date                                          Signature


                                                   Mark D. Kalimian
                                                   ----------------
                                                   Name


                                                               Page 6 of 6 Pages